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Resident Hong Kong Partners

Davis Polk & Wardwell Hong Kong Solicitors The Hong Kong Club Building 3A Chater Road Hong Kong	852 2533 3300 tel	Karen Chan † Yang Chu † James C. Lin* Gerhard Radtke*	Martin Rogers † Patrick S. Sinclair* Miranda So* James Wadham†
Hong Kong Solicitors * Also Admitted in New York † Also Admitted in England and Wales

June 18, 2020

Re:	Genetron Holdings Limited (CIK No. 0001782594)
Registration Statement on Form F-1, as amended (File No. 333-234805)

Confidential

Mr. Ruairi Regan

Ms. Brigitte Lippmann

Mr. Blaise Rhodes

Ms. Angela Lumley

Division of Corporation Finance

CF Office of Real Estate & Construction

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549

Ladies and Gentlemen:

On behalf of our client, Genetron Holdings Limited (the “Company”), an exempted company incorporated under the laws of the Cayman Islands, we submit to the staff (the “Staff”) of Securities and Exchange Commission (the “Commission”) this letter in connection with the Company’s Amendment No.2 to the registration statement on Form F-1 filed on June 15, 2020 (the “Amendment No.2 to the Registration Statement”). Concurrently with the submission of this letter, the Company is filing its Amendment No. 3 to the Registration Statement (the “Amended Registration Statement”) and certain exhibits via EDGAR with the Commission.

The Company has responded to all of the Staff’s comments by revising the Amended Registration Statement to address the comments, by providing an explanation if the Company has not so revised the Amended Registration Statement, or by providing supplemental information as requested. The Staff’s comments are repeated below in bold, followed by the Company’s responses to such comments.

June 18, 2020

To facilitate your review, we have separately delivered to you four courtesy copies of the Amended Registration Statement, marked to show changes to the Amendment No.2 to the Registration Statement, and two copies of the submitted exhibits.

The Company has included the estimated price range and updated offering size in the Amended Registration Statement. The Company currently plans to request that the effectiveness of the Registration Statement on Form F-1, as amended (File No. 333-234805) be accelerated to and that the Form F-1 Registration Statement become effective at 4:00 p.m., Eastern Time, on June 18, 2020, or as soon thereafter as practicable.

On behalf of the Company, we wish to thank you and other members of the Staff for your prompt response to the Company’s request for comments.

Capitalization, page 76

1. We note the change in the Share Capital and Share Premium balances from pro forma to pro forma as adjusted appears to be inconsistent with the disclosure of the expected net proceeds of US$146,100 million disclosed in Use of Proceeds on page 74. Please clarify or revise.

The Company respectfully acknowledges the Staff’s comment and advises the Staff that the Company has revised the disclosure in Use of Proceeds on page 74 and Capitalization on page 76 accordingly. Please see the reconciliation below:

	Gross and net proceeds from this offering
Numbers of ADS		16,000,000
ADS Price (mid-point of the estimated price range)	US$	12.5

Gross proceeds from this offering (in thousand)	US$	200,000

Underwriting discounts and commissions (in thousand)	US$	(14,000)
Expenses relating to this offering (in thousand)(see page 234)	US$	(5,043)

Net proceeds from this offering (in thousand)	US$	180,957

	Share capital and share premium
	(in thousand)
Pro forma:
Share capital & share premium	US$	313,697
Pro forma as adjusted:
Share capital & Share premium	US$	494,654

Difference:
Net proceeds from this offering	US$	180,957

Dilution, page 78

2. We note that you provide the net tangible book value per ordinary share at March 31, 2020. In addition, please revise your disclosure to provide the net tangible book value at March 31, 2020:

The Company respectfully acknowledges the Staff’s comment and advises the Staff that the Company has provided our net tangible book value as of March 31, 2020 on page 78 of the Amended Registration Statement.

3. Please tell us how you calculated the pro forma net tangible book value as adjusted of US$195.28 million as it appears to be inconsistent with the net tangible book value at March 31, 2020 adjusted for the conversion of your outstanding preferred shares and the net proceeds received in the offering:

The Company respectfully acknowledges the Staff’s comment and advises the Staff that the Company has revised the pro forma net tangible book value as adjusted on page 78 of the Amended Registration Statement. The net tangible book value as adjusted as of March 31, 2020 would have been approximately US$227.63 million, calculated as follows:

US$’000
Net tangible book value	(267,018)
Plus: Financial instruments with preferred rights	313,695
Plus: Net proceeds from this offering	180,957

Net tangible book value - pro forma as adjusted	227,634

June 18, 2020

4. The number of outstanding shares of existing shareholders of 361,810,100 appears to be inconsistent with the number of shares of ordinary shares of 119,433,500 disclosed in Note 15 of your March 31, 2020 financial statements on page F-90 and the 220,332,100 shares from the conversion of the issued and outstanding preferred shares disclosed above. Please clarify or revise.

The Company respectfully acknowledges the Staff’s comment and advises the Staff that 361,810,100 ordinary shares will be outstanding immediately after conversion of the preferred shares, but before the completion of this offering. Such 361,810,000 ordinary shares consist of 141,478,000 ordinary share issued and 220,332,100 ordinary shares resulting from the automatic conversion of all of our outstanding preferred shares on a one-for-one basis immediately upon the completion of this offering. The 361,810,100 is now amended as 346,927,100 to exclude the 14,883,000 escrow shares yet to release. The difference between 141,478,000 ordinary shares issued and 119,433,500 ordinary shares issued and fully paid, as indicated in Note 15 on page F-90, are 22,044,500 ordinary shares issued to shareholders that are deemed as outstanding from legal perspective, yet have not been paid-up. As such, those 22,044,500 ordinary shares were not taken into consideration in Note 15 on page F-90. The Company has revised disclosure on pages 78 and 79 of the Amended Registration Statement, in particular, Note (2) on page 79 of the Amended Registration Statement to further clarify.

The Company further respectfully advises the Staff that please refer to the below reconciliation from the number of ordinary shares of 119,433,500 to the pro forma as adjusted number of shares used to calculate the dilution on page F-78.

As at March 31, 2020
Ordinary shares issued and fully paid (Per F-pages Note 15)	119,433,500
Plus: Ordinary shares issued but not paid	22,044,500

Ordinary shares issued (Note)	141,478,000
Less: Escrow shares not yet released (Per F-pages Note 16)	(14,883,000)

Number of outstanding ordinary shares	126,595,000
Plus: Preferred shares issued and outstanding	220,332,100

Number of shares as Pro Forma basis	346,927,100
Number of ordinary shares to be issued in this offering	80,000,000

Number of shares as Pro forma as adjusted basis	426,927,100

Note:

	As at March 31, 2020
Ordinary shares issued	141,478,000
Add: treasury shares for Share Incentive Plan	9,523,900	(F-pages Note 16)
	13,031,720	(F-pages Note 16)

Total issued ordinary shares (incl. treasury shares) (see “Description of Share Capital”)	164,033,620

Liquidity and Capital Resources, page 108

5. We note your response to prior comment 1. Please disclose the material terms of your loan agreements, such as the interest rate and default interest.

The Company respectfully acknowledges the Staff’s comment and advises the Staff that the Company has disclosed the interest rate and default interest of the loan agreements and re-submitted as Exhibits 10.21 through 10.23 to the Amended Registration Statement.

Business, page 130

6. We note your response to prior comment 1. Please disclose the material terms of your material agreements, such as the expiration term of the iKang and Innocare agreements.

The Company respectfully acknowledges the Staff’s comment and advises the Staff that the Company has disclosed the expiration term of the iKang Agreement and re-submitted as Exhibit 10.25 to the Amended Registration Statement. Further, the Company advises the Staff that the Company had disclosed the expiration term of the InnoCare Agreement, which was set forth on Page 1 of the Exhibit 10.24.

*      *      *      *

June 18, 2020

If you have any questions regarding this submission, please contact me at +852-2533-3306 (li.he@davispolk.com) and/or Xuelin (Steve) Wang at +852-2533-1092 (xuelin.wang@davispolk.com).

Thank you for your time and attention.

Yours sincerely,

/s/ Li He
Li He

cc:	Mr. Sizhen Wang, Chief Executive Officer

Mr. Evan Ce Xu, Chief Financial Officer

Genetron Holdings Limited

Mr. Fang Liu, Esq.

Clifford Chance US LLP

PricewaterhouseCoopers Zhong Tian LLP

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